Exhibit 15.2

App Mining Participant Terms

Your participation in App.co’s App Mining program (the “Program”) is subject to the following additional terms and conditions (the “App Mining Terms”), which are subject to, and hereby incorporated into, the App.co Terms of Service (“Terms of Service”). The Program is sponsored by Blockstack PBC, a Delaware public benefit corporation (“Blockstack”). By accepting these App Mining Terms, you agree that you have read, understood, and agree to be bound by these App Mining Terms and the Terms of Service and related policies (available at App.co) (collectively, the “Terms”) as updated from time to time, which, collectively, govern your participation in the Program and use of the Service. All capitalized terms used but not defined herein will have the meaning given to them in the Terms of Service.

BY ACCEPTING THESE TERMS, YOU ARE AGREEING THAT ALL DISPUTES WILL BE RESOLVED IN ACCORDANCE WITH SECTION 14 OF THE TERMS OF SERVICE. EXCEPT FOR CERTAIN DISPUTES DESCRIBED IN THAT SECTION 14, DISPUTES ARISING UNDER THESE TERMS WILL BE RESOLVED BY BINDING, INDIVIDUAL ARBITRATION. YOU ARE WAIVING THE RIGHT TO A TRIAL BY JURY OR TO PARTICIPATE IN ANY CLASS ACTION OR REPRESENTATIVE PROCEEDING.

1.              Program Overview. When you submit your Blockstack-integrated application (the “App”) to the Program by submitting and registering your app at https://app.co/mining, Blockstack’s third-party app reviewers (“Reviewers”) will review and rank the App based on a combination of objective criteria and reviewer votes (as described further in Section 4), where Reviewers and eligible voters are instructed to assess the overall quality of the App and value to the Blockstack application ecosystem. Blockstack will determine voter eligibility in its sole discretion. Each month, ranked apps (the “Ranked Apps”) will each be awarded a share of the total prize pool, in proportion to each Ranked Apps’ ranking (a “Payout”).

2.              Eligibility. You must be at least 18 years of age and the age of majority in your jurisdiction of residence to participate in the Program. Blockstack officers, directors, employees, agents, representatives and contractors, Reviewers, and any other individuals or entities involved in the development or administration of the Program, and immediate family members of the foregoing, are prohibited from participating (“Precluded Persons”). Final determination of eligibility shall be made by Blockstack in its sole discretion.

3.              Submission of Apps. You must submit your App through the web site at https://app.co/mining prior to the end of the calendar month to be eligible to earn a Payout in that month. No payment or purchase of any kind is necessary to enter or earn a Payout; your Payout will be based on the quality of your App as indicated in these App Mining Terms. Blockstack is not responsible for any problems with your App, including any issues associated with hardware, software, telephone, Internet, virus contamination, network, human error, electronic malfunctions, or any other technical problems; or delay, failure or malfunction of any kind relating to the Program.

4.              Reviewer Criteria. Reviewers will review and rank your App and the other Dapps participating in the program using the criteria to be found here here.

5.              Rules.

A.            ANY ATTEMPT TO DELIBERATELY UNDERMINE THE LEGITIMATE OPERATION OF THE PROGRAM IS A VIOLATION OF CRIMINAL AND CIVIL LAWS, AND SHOULD SUCH AN ATTEMPT BE MADE, BLOCKSTACK RESERVES THE RIGHT TO SEEK DAMAGES AND PURSUE ALL OTHER REMEDIES AGAINST ANY YOU TO THE FULLEST EXTENT PERMITTED BY LAW.

B.            Reviewers and other Precluded Persons are prohibited from submitting an App to the Program. If your App is participating in the program, you cannot be a Reviewer or Precluded Person.

6.              Representations and Warranties. By submitting your App, you represent and warrant that:

A.            You are the creator and owner of the App or are otherwise authorized to submit the App to the Program by the creator or owner of the App;

B.            You are not a Precluded Person;

C.            All information that you provide to us in connection with the Program is true and accurate.

7.              Payouts. The total prize amounts and allocation among Ranked Apps is subject to change. Payouts will be calculated following the end of each calendar month, and payments will be initiated with approximately 1 days of the end of the calendar month. If you are entitled to a Payout, then you will be notified through the Service and via the email address you provide when you submit the App. Payouts will be paid in Bitcoin, or such other tokens, currency, or assets as Blockstack may decide in its sole discretion, and you must take all necessary steps to be able to receive any Payout. You may not substitute your Payout for another prize, though Blockstack reserves the right to substitution something of equal or greater value. Blockstack does not guarantee that the Payout can be made available to the Ranked Apps. If a Payout is unable to be fulfilled due to any applicable law, rule, or regulation, or if a Ranked App cannot claim the Payout for any reason, Blockstack reserves the right not to award the applicable Payout. The amount of any Payouts forfeited for any reason will not be redistributed to the remaining Ranked Apps. The right to receive a Payout cannot be transferred or assigned. You are solely responsible for any federal, state, local or other applicable taxes associated with your Payout, and you may be required to provide necessary tax-related information to receive your Payout, which also could be subject to withholding.

8.              Public Posting of Payouts. You acknowledge and agree that all Payout amounts may be posted on the app.co website and other public sites or forums. Such posting may include a link to a visible blockchain payment verifier, which will indicate your public Bitcoin or other token or currency address. You acknowledge that such a payment verifier or payout receipt may be used to identify your or your organization’s public Bitcoin or other token or currency’s address as well as the amount that was paid. By participating in the Program, you agree that (i) we are free to make such a public posting of all payout amounts and payment verifiers, and (ii) we have no liability or responsibility for anything directly or indirectly related to such posting, including any third party’s use of such posting to identify you or your organization.

9.              Cancellation of the Program. Blockstack reserves the right at its sole discretion to suspend, cancel, modify or terminate the Program temporarily or permanently for any reason, including without limitation due to a force majeure event or technical failures, or any other causes which corrupt or affect the administration, security, fairness, integrity, or proper conduct of the Program.

10.       Term and Termination. By submitting an App, you agree to these App Mining Terms. Either party may terminate these App Mining Terms and your access to the Program on notice to the other party. App.co’s sole liability to you for termination of these App Mining Terms will be payment of any Payouts that you have earned but not received.

11.       General. These App Mining Terms will be governed by the laws of the State of New York, without regard to conflict of law principles. In the event of a conflict between these App Mining Terms and the Terms of Service or any other policies referenced therein, these App Mining Terms will prevail.